Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges and Preference Dividends to Earnings

	Three months ended March 31, 2009	Three months ended March 31, 2008	Years ended December 31,
			2008	2007	2006	2005	2004
Excluding interest on deposits	2.73x	2.11x	2.16x	1.04x	1.77x	2.56x	2.40x
Including interest on deposits	1.72x	1.45x	1.48x	1.02x	1.33x	1.71x	1.79x
Ratio of earnings to preferred dividends	9.32X	N/A	N/A	N/A	N/A	N/A	N/A

Note:	The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

Note:	The ratio of earnings to preferred dividends is calculated by dividing income before income taxes by the tax equivalent amount of preferred dividends (the preferred dividend divided by ( 1 – the marginal income tax rate of 40.85%)).

(in thousands)	Three months ended March 31, 2009	Three months ended March 31, 2008	Years ended December 31,
			2008	2007	2006	2005	2004
Income before income taxes	$6,272	$5,996	$21,624	$935	$19,196	$29,832	$27,702

Interest on deposits	$5,096	$7,864	$26,756	$36,586	$33,401	$22,807	$15,194
Interest on borrowings	3,632	5,423	18,626	25,454	25,042	19,066	19,737

Total fixed charges, including Interest on deposits	$8,728	$13,287	$45,382	$62,040	$58,443	$41,873	$34,931

Total fixed, charges, excluding interest on deposits	$3,632	$5,423	$18,626	$25,454	$25,042	$19,066	$19,737

Preferred dividends	$398	$—	$—	$—	$—	$—	$—